genetic technologies

ASX ANNOUNCEMENT

13 September 2011

Investor presentation at Rodman & Renshaw Annual Global Investment Conference in New York

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the Company is attending the Rodman & Renshaw Annual Global Investment Conference in New York City and that its Chief Executive Officer, Dr. Paul MacLeman, is presenting the attached presentation at the Conference on Tuesday, 13 September 2011 (New York time).

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas G. Howitt
Company Secretary

Genetic Technologies Limited
Phone: +61 3 8412 7000

GENETIC TECHNOLOGIES LIMITED

(GENE:NASDAQ, GTG:ASX)

Rodman & Renshaw Healthcare Conference: September 2011









Forward Looking Statements

This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations.

Introduction

- Currently in the 2nd year of a 5 year strategy to build a global cancer diagnostics business
- BREVAGen™ is the first product in this expansion
  - Launched USA June 2011
  - Breast cancer risk test – buccal (cheek) swab
  - Attractive gross margins and est. $620m pa addressable US market
- 20 year old Australian genetic testing business has delivered sustaining cash flows and provides operational base for expansion – CLIA certification of Australia laboratory by CMS
- Growing licensing revenues from patent out-licensing
  - Non-coding DNA patent estate: Over 60 licensees/$65m to date
  - 9 licenses granted FY2011 for $13.7m
- Cash flow positive financial year 2010/11

Established Genetic Testing Business

- Dominant market positions PacRim
- Globally accredited laboratory
- Experience producing & selling genetic tests
  - Oncology testing Australia, Asia & EU
  - Contracted provider to NSW Police Force for volume crime forensic testing
  - 50+% market share Aust/NZ paternity testing
  - Exclusive provider genetic testing most PacRim canine breed clubs
  - Leading contracted provider of paternity tests to lawyers, Dept of Immigration, Legal Aid & general public



Licensing: Non-Dilutive Funding Source

genetic technologies

- Non-coding DNA patent estate is one of GTG's core assets
  - $65m+ licensing revenue received to date
  - 9 Licenses granted FY2011 to date for total $14.2m
  - Contracted annuity stream of $7m in total to 2015
- Foundational patent families protecting the use of non-coding DNA for genetic analysis
  - '179, "Intron Sequence Analysis"
  - '762, "Genomic Mapping"
  - '033, "Methods for Identifying Matched Groups"
  - '589, "Methods for Genomic Analysis"
  - '025, "Genetic Analysis Systems and Methods"
- Assertion strategy US (series of formal patent infringement suits)
- Single party negotiations EU & RoW

Industry Scope and Available Markets



`179 INTRON SEQUENCE ANALYSIS
AGRIGENETICS TRAIT SELECTION
LABS IVDs
GENOMIC MAPPING EQUIPMENT
NON-CODING PATENTS
SEQUENCING EQUIPMENT
PHARMA COMPANIES
AGRIGENETICS GWAS
Dx Equipment $2M
Lab Service Providers $20M
Lab Service Providers $30M
Dx Equipment $18M
Research Equipment $12M
Agri-genetics $7M
Agri-genetics $11M
Pharma, Genomic Mapping Equipment, Research $150M
`179 Licensed
`762 Licensed
Unlicensed
`762 GENOMIC MAPPING

Patent Assertion Program

genetic technologies

- IP assertion program with off balance sheet funding
- Sheridan Ross in Denver driving legals
- 1st suit filed Feb 2010
  - All 9 parties settled prior to trial for total of over $5 million
- 2nd suit filed Jan 2011
  - All but one party in settlement discussions
- 3rd suit with 10 parties filed May 2011
  - 1st party settled out within 4 weeks
- 4th suit in preparation

Pfizer Animal Health

MONSANTO

LabCorp

Applied Biosystems

MYRIAD

TEXAS A&M UNIVERSITY

Cancer Diagnostics Focus

- New technologies driving personalized medicine & extending lives
- Molecular diagnosis of cancer is most attractive segment of diagnostics industry
- Focused market & efficient sales process
- Accelerating growth forecast next 4 years
- Global market exposure via BREVAGen™ & other new oncology products
- Builds on existing expertise in PacRim cancer Dx marketing

The WW MDx Market ($Bn)

* not including Industrial and Research areas



12,0
10,0
8,0
6,0
4,0
2,0
CAGR 17.6%
2007-1014
$3.5 Bn
Oncology
Genetic
Blood Screening
Infectious
$10.9 Bn
Oncology
Genetic
Blood Screening
Infectious
2007
2014

MDx is the fastest growing segment of the IVD market, led by oncology (34% CAGR)

Source: TSG Partners; Scientia Advisors

* MDx = molecular diagnostics

Portfolio Strategy


RISK ASSESSMENT
SCREENING
DIFFERENTIAL DIAGNOSIS
STAGING
PROGNOSIS
THERAPY SELECTION
THERAPY MONITORING
SURVEILLANCE
Am I at risk of developing cancer?
eg BRCA
Is there a chance I have cancer today?
Do I have cancer and what type is it?
Has my cancer spread?
How will my cancer progress?
What is the best therapy for me?
Is my treatment working?
Has my cancer come back?
Colorectal / Uterine Cancer Launched 2006
BRACAnalysis
Be Ready Against Cancer
2004 PacRim launch
June 2011 US launch
BREVAGen
G1 in validation
KRas
BRaf
EGFR
G2 in development with partner
KRas
BRaf
EGFR

- Developing a portfolio of tools across cancer management spectrum, focus
- Developing &/or acquiring products with global protection, application & scope

BREVAGen™

- Novel, validated test for non-familial breast cancer risk, published JNCI Oct2010
- US$600m per annum US market opportunity
- Attractive gross margin - buccal swab
- Launched in 8 initial US territories June2011
- High profile Key Opinion Leaders involved
  - Experts at Stanford, Sloane-Kettering, Dana Farber
- Substantial global opportunity
- Reimbursement and regulatory strategy in place


NEW
BREVAGen
IDENTIFY
HER HIDDEN
BREAST CANCER RISK

BREVAGen™: What does it Mean Clinically?

- BREVAGen™ classifies a woman's 5 year & lifetime risk of non-familial breast cancer, the commonest variety
- Test combines population risk factors with 7 genetic biomarkers (SNPs) to give an integrated, individual breast cancer risk assessment
- Supports existing American Society of Clinical Oncology (ASCO) & American Cancer Society (ACS) treatment guidelines
- Target market 1m intermediate risk biopsy patients, plus approx. 2-300k BRCA ineligible or negative patients



30% High Risk
29% Intermediate Risk
41% Low Risk
Clinical Risk assessment
38% High Risk
10% Intermediate Risk
52% Low Risk
Risk assessment by BREVAGen™

BREVAGen™ Performance For Risk Prediction

Mealiffe ME, *et al., Assessment of Clinical Validity of a Breast Cancer Risk Model Combining Genetic and Clinical Information;* (2010). **Journal of the National Cancer Institute** 102: 1-10. [1.]

BREVAGen™ risk reclassification results from 3,000 patient clinical validation study[1]	
33%	Reclassified risk scores for 33% of patients and controls compared to the Gail score alone, reducing the intermediate risk category by 26% –Risk classification improved with an NRI value of 0.085 ($P \leq 0.05$)
64%	Reclassified 64% of all subjects with intermediate Gail scores –Risk classification improved with an NRI value of 0.085 ($P \leq 0.05$)
32%	Reclassified 32% of all subjects with previous breast biopsies –Risk classification improved with an NRI value of 0.175 ($P \leq 0.05$)
ER+	Significantly more predictive for ER-positive ($P \leq 0.05$) than ER-negative tumors ($P > 0.05$)

The Net Reclassification Index (NRI) was used to reclassify women into low (< 1.5%), intermediate (1.5% to 2.0%), and high (> 2%) categories of 5-year risk.



BREVAGen™ – Supports Existing ASCO & ACS Breast Cancer Management Guidelines

BREVAGen™

Positive mammogram

Biopsy



Invasive breast cancer

Cancer 20%

Abnormal 65%

Normal 15%

Normal Tissue

BREVAGen™

Avoid unnecessary Rx



Annual mammograms

SERM Rx eg Tamoxifen

1.6m breast biopsy patients pa (US)
65% or 1m patients at intermediate risk due abnormal pathology
Preventive therapy can prevent 50-70% cancers if targeted via BREVAGen™
Analysis reported in ASCO poster 2010 backs cost effectiveness in this context

Target Patient Groups

Target market build

Initial target markets

- 1,521 High Value MD/OBGYNs with high numbers of BRCA patient tests identified
- 80-90% of BRCA results are negative, plus other higher risk patients ,200-300k pa

- 1.6m breast biopsies in total pa
- 1m atypical biopsy patients pa
- 82,000 relevant MD population

Later target market

- Women concerned with breast cancer risk over 35yrs of age
- 15.5m mammograms pa USA
- Next clinical trial to



Mammograms
Biopsies
Atypical biopsies
BRCA negative

National View of the 8 Initial Territories

Selected on the basis of:

- CLIA status - Reimbursement ease - Patient clustering


Northwest
Central
Midwest
Ohio Valley
Mid Atlantic
South Central
SE Central
New England
Seattle
Portland
Reno
San Francisco
Los Angeles
San Diego
Phoenix
Denver
Wichita
Kansas City
Oklahoma City
Little Rock
Dallas
Houston
Baton Rouge
New Orleans
Birmingham
Jackson
Atlanta
Savannah
Jacksonville
Tallahassee
Tampa
Miami
Nassau
Nashville
Charlotte
Columbia
Louisville
Cincinnati
Columbus
Toledo
Chicago
Indianapolis
St. Louis
Milwaukee
Minneapolis
Sioux Falls
Omaha
Toronto
Ottawa
Montréal
Philadelphia
New York
Hartford
Regina
Winnipeg
Thunder Bay
Hermosillo
Chihuahua
Central
Mid Atlantic
Midwest
New England
Northwest
Ohio Valley
SE Central
South Central

BREVAGen™ Rest of World

- Substantial additional opportunities exist in Europe and PacRim
- Some re-calibration of algorithm may be needed for some European populations
- Status of existing dossier would enable reasonably rapid CE marking
- Assessment of initial EU target markets and distributor candidates to commence H2 '11
- Potential UK distributor candidate identified
- PacRim regulatory status benign but reimbursement challenging

Established Facilities



Genetic Technologies Limited
Fitzroy, Vic, Australia

Technical & corporate support and globally accredited sample processing. ISO, RCPA, NATA & CLIA certified.

PHENOGEN SCIENCES



Phenogen Sciences Inc
Charlotte, North Carolina, USA

Sales & marketing, customer support, reimbursement mgt and sample accessioning.

BREVAGen™ Competitors

- deCODE (Iceland)
  - Launched in October 2008 by deCODE Genetics, no validation
  - deCODE Breast Cancer test assesses risk based on 16 common SNPs, ordered only via MDs. Price = $1,650
  - Emerged from Chapter 11 in April 2010 as a private company – no US presence since
- InterGenetics (Oklahoma City)
  - Breast cancer test is based on 22 SNPs, no validation
  - Limited sales and marketing presence
  - Self generated regulatory difficulties
- Other, largely direct to consumer
  - Navigenics
  - 23&Me
  - Knome

Execution Capability & Monitoring

- Quantitative Strategic Risk Register allows monitoring, measurement and reporting of key success factors
  - Developed with assistance from Marsh Risk Consulting
- Items tracked and managed include:
  - KOL development
  - Medical marketing success factors
  - Licensing relationships management
  - Sales force development
  - Regulatory monitoring, planning and execution
  - Reimbursement planning and resourcing
  - Cash resourcing
  - Usual business continuity risks also monitored

MARSH

Management Expertise

genetic technologies



Dr. Paul MacLeman
CEO
International diagnostics, therapeutics commercialization and investment banking experience and expertise

Tom Howitt,
Chief Finance Officer
20 years of expertise in public Co. governance and capital raising





Dr. David Sparling
V.P Corporate Development
Specialist in Intellectual Property and M&A in pharmaceutical and diagnostic sectors



Lewis Stuart
General Manager, USA
Twice worked to drive start up companies to revenues in excess of $300m and >$1b trade sales

Alison Mew
Chief Operating Officer
20 years of expertise cGMP manufacturing and operations across 3 continents



Greg McPherson
V.P Sales & Marketing
20 years international experience in establishing international businesses and territories





Ivan Jasenko,
Regulatory & Quality Manager
Extensive international cGMP regulatory experience incl. PMA and 510k filings

Product Portfolio


Target Discovery and Selection
Marker Validation
Clinical Validation Studies
Clinical Utility Studies & Publication
Regulatory Review or CLIA
Launch Planning
Launch and Release
Claim Extension Studies
BRCA/HNPCC/SCN1A (EU/Pac Rim)
BREVAGEN™
KRAS/BRAF/EGFR (FPFE)
Partnered Companion Theranostic
Theranostic markers (circulating)

Portfolio Revenue Growth

- BREVAGen™ the first global product in the cancer diagnostics strategy
- Followed by introduction of generic theranostic markers late Y2
- Y3 introduction of blood based G2 products
- Companion Dx and M&A in addition to this
- Collaboration with multi-national pharmaco



Blood based
KRAS series
BREVAGen
Licensing
ANZ
Y1
Y2
Y3
Y4
Y5

Growth Strategy

- GTG acquired, validated and integrated BREVAGen™ as a near to market asset 2010
- MDx assets are currently cheaper to buy than to develop
- Actively assessing new product acquisitions
- Seeking:
  - On or close to market assets
  - Similar sales channels and marketing synergies to GTG's existing franchise: women's health, oncology
  - Nucleic acid, proetomic or immunohistochem platforms
  - Global rights
- Also seeking to partner/divest two non-core programs
  - RareCellect™
  - ImmunAid™

Financial Snapshot June 2011

genetic technologies

Financials (12 months to Jun30)

(AUD millions)	2011	2010
Revenue	18.3	8.7
Operations*	4.6	4.9
Licensing	13.7	3.8
Net income / (loss)	0.9	(9.4)
Cash ǂ	5.1	3.3

ǂ Placement AUD12.7m July 11
*/*** Following divestment $750k revenues
** Employee options only

Share Register

▪ **Shares outstanding**	464.6m
Top 20 shareholders	76%
Total shareholders	2,850
▪ **Options outstanding ****	19.7m
▪ **Market cap (22nd Aug)**	AUD79m



Sales A$m – 5 years
Operation
Licensing
11.3
3.1
10.8
3.9
5.4
4.6
3.7
4.9
13.7
4.5***
2007
2008
2009
2010
2011



Summary

- GTG launched world's first validated test for non-familial breast cancer risk Jun11
  - BREVAGen™ has attractive CoGS & rapid payback
  - Target market is global, characterized & large
  - US sales, marketing & reimbursement infrastructure established
- GTG has a sound base of reliable, growing operational & licensing revenue streams
  - Cash flow positive and profitable 2011
- Clear track record in generating substantial ongoing licensing revenues
- Stable, reliable business with clear strategy for sustained growth and substantial upside potential

Contact Details

Dr Paul D R MacLeman

CEO Genetic Technologies Limited

Phone +61 3 8412 7000

Email info@gtglabs.com

